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                           March 6, 2024

       Haggai Alon
       Chief Executive Officer
       SMX (Security Matters) Public Ltd Co
       Mespil Business Centre, Mespil House
       Sussex Road, Dublin 4
       Ireland

                                                        Re: SMX (Security
Matters) Public Ltd Co
                                                            Registration
Statement on Form F-1
                                                            Filed February 28,
2024
                                                            File No. 333-277482

       Dear Haggai Alon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Mitchell
Austin at 202-551-3574 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Stephen E. Fox